		James M. Halley Q.C., 2	David W. Buchanan, Q.C.	Derek J. Mullan, Q.C.
		R. Stuart Wells	M. Douglas Howard	W.W. Lyall D. Knott, Q.C.
		William A. Ruskin, 1	Patrick A. Williams	Alexander Petrenko
		Bernard Pinsky, 4	Roy A. Nieuwenburg	William C. Helgason
		William D. Holder	Nigel P. Kent, 1	Douglas W. Lahay
		David W. Kington	Diane M. Bell	Anne L.B. Kober
		R. Brock Johnston	Neil P. Melliship	Kenneth K.C. Ing, 11, 13
		Darren T. Donnelly	Mark S. Weintraub	Neo J. Tuytel
		Ross D. Tunnicliffe	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Kerstin R. Tapping
		Ethan P. Minsky, 6, 7, 9	Brock H. Smith	Nicole M. Byres
		Elaine J. Adair	D. Lawrence Munn, 8	John C. Fiddick
		R. Glen Boswall	Hannelie G. Stockenstrom, 12	Bonnie S. Elster
		Virgil Z. Hlus, 4	Samantha Ip	Jonathan L.S. Hodes, 1, 5
		Gwendoline Allison	William L. Macdonald, 8	Aaron B. Singer
		L.K. Larry Yen, 10	Peter M. Tolensky	Jane Glanville
		Thea L. Koshman, 1	Allyson L. Baker, 3	Warren G. Brazier, 4
		Amy A. Mortimore	Veronica P. Franco	Krista Prockiw
		Jeffrey F. Vicq, 15	Brent C. Clark	Conrad Y. Nest, 10
		C. Michelle Tribe	James T. Bryce	Richard T. Weiland
		Jonathan C. Lotz	Cam McTavish	Lisa D. Hobman
Reply Attention of	William L. Macdonald	Valerie S. Dixon	Niamh Pollak, 14	Satinder K. Sidhu
Direct Tel.	604.643.3118	Dianne D. Rideout	Tasha L. Coulter	David J. Fenrich
EMail Address	wlm@cwilson.com	Kari Richardson	Vikram Dhir, 1	Adam M. Dlin
Our File No.	30321-0001/ CW1696507.5	Marta C. Davidson	Rina J. Jaswal	Sarah W. Jones
		Michal Jaworski	Tristin R. Lee	Shauna K.H. Towriss
		R. Brad Kielmann	Kyle M. Wilson

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

April 2, 2008 BY COURIER AND EDGAR Securities and Exchange Commission 100 F Street NE Washington, DC 20549-6010 USA	Canada 1 Alberta 2 Manitoba 3 Ontario 15 Saskatchewan	United States 4 California 5 Colorado 6 District of Columbia 7 Florida 8 New York 9 Virginia 10 Washington	International 11 Hong Kong 12 South Africa 13 United Kingdom 14 Ireland

Attention: Kristin Lochhead

Dear Sirs/Mesdames:

Re:	Americas Wind Energy Corporation
Form 10-KSB for the fiscal year ended July 31, 2007
Filed November 13, 2007
File No. 000-50861

Thank you for your letter of February 12, 2008 with respect to the Form 10-KSB (the “Form 10-KSB”) for the year ended July 31, 2007 filed by Americas Wind Energy Corporation (the “Company”). Our responses are numbered in a manner that corresponds with your comments as set out in your letter of February 12, 2008.

Item 6. Management’s Discussion and Analysis or Plan or Operation

Results of Operations for the year ended July 31, 2007 compared to July 31, 2006, page 17

1.

We note that you recognized revenues of $950,853 and cost of sales of $984,659 for the year ended July 31, 2007. In your response and in future filings, please describe the composition of cost of sales and the circumstances that resulted in cost of sales greater than revenues.

Cost of sales for the year ended July 31, 2007 consisted of the following items:

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

Raw materials and components	$ 826,070
Shipping	137,687
Labor	11,582
Installation	7,968
Inspection, electrical and brokerage	1,352
TOTAL	$ 984,659

The Company incurred cost of sales of $984,659 for the year ended July 31, 2007 compared to cost of sales of $nil for the year ended July 31, 2006. Actual cost of sales for the year ended July 31, 2007 exceeded revenue due to the following:

  increases in prices of purchased components, primarily steel price changes during the manufacturing cycle;

  increases in transportation costs for components which were primarily due to the increase in cost of fossil fuels; and

  the majority of components that went into the above wind turbine were purchased from European supplies. With the rise in the Euro in comparison to the $USD, the wind turbine costs for purchased components was considerably higher.

As a result, the actual cost of sales for the year ended July 31, 2007 was higher than expected. Future filings by the Company will include a description of the circumstances resulting in cost of sales exceeding revenues, if applicable.

2.

We see that general and administrative expense increased over 300% to $802,179 for the year ended July 31, 2007. Please tell us and revise future filings to describe and quantify the components of general and administrative expense. Also describe the specific reasons for the significant increase from the prior year.

General and administrative expenses consist of the following items:

Expense	Fiscal 2007 Expense Amount	Fiscal 2006 Expense Amount
Management and sales fees	$ 295,925	$ 142,261
Legal and professional fees	223,481	20,159
Interest expense	141,210	3,421
Other	141,563	31,546
TOTAL	$ 802,179	$ 197,387

The increase in the Company’s general and administrative expenses for the year ended July 31, 2007 compared to the year ended July 31, 2006 of $604,792 was due primarily to the following:

  legal and professional fees incurred in relation to the August 11, 2006 Share Exchange Agreement with 6544797 Canada Ltd., Americas Wind Energy Inc. (“AWE”) and the shareholders of AWE;

  higher management and sales fees as a result of increased payment for services for Harold Dickout (Chief Executive Officer, President and Chairman) and Frank Pickersgill (Secretary), and the return to full-time with the Company by John Colmar. These payments were made part way through the 2006 fiscal year. As a result, management and sales fees paid during the year ended July 31, 2007 were considerably higher than management and sales fees paid during the year ended July 31, 2006; and

  interest expense was significantly higher in 2007 as a result of interest payments made on $2,500,000 in bridge financing received during the year.

As a result, the general and administrative expense for the year ended July 31, 2007 was significantly higher compared to the year ended July 31, 2006. In future filings, the Company will provide a breakdown of general and administrative expenses as outlined above and will explain the differences from the prior year.

Liquidity and Capital Resources, page 17

Operating Activities, page 18

3.

In your response and in future flings, please clarify how a decrease in accounts receivable contributed to an increase in cash outflows for the year ended July 31, 2007. It appears as though accounts receivable increased during the period. In future filings, please also describe the underlying reasons for significant fluctuations in balance sheets accounts that impacted cash flows.

Accounts receivable actually increased in fiscal 2007, which resulted in a cash outflow on the cash flow statement.

In future filings, the Company will provide additional explanation of those significant fluctuations in balance sheet accounts that impact cash flows.

4.

We see the significance of contract related amounts in your balance sheet. Please expand future filings to make disclosure about billing and payment arrangements of the underlying contracts. Also provide disclosure about the status of significant projects, including when you expect to recognize the related revenue.

The Company acknowledges the requirements. Future filings by the Company referring to contract related amounts on the Company’s balance sheet will include disclosure about billing and payment arrangements of underlying contracts and, if applicable, the status of significant projects, including when the Company expects to recognized the related revenue.

Application of Critical Accounting Policies, page 19

Intangible Asset

5.	Please tell us and in future filings disclose how you assess the license asset for impairment. In that regard describe how you determine fair value, including methods,

models and assumptions. Describe the nature and extent of estimates and subjective judgments that underlie the estimate of fair value.

The Company assesses the license asset for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). In accordance with SFAS No. 142, paragraph 17, an intangible asset that is not subject to amortization shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Accordingly, the license asset is assessed for impairment by comparing the fair value determined using a discounted cash flows model to its carrying amount. The assumptions used were based on the Company's business plan and cash flow forecast and took into consideration planned orders. The forecast estimated approximately 148 orders over 3 years and a discount rate of 30%. The forecast presumes that the Company is a going concern and will have sufficient capital funding resources available to finance the future orders. Accordingly a relatively high discount rate is applied to compensate for the going concern issue.

Future filings by the Company referring to the license asset will include the disclosure set forth above.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2

6.

Tell us whether the 25 million Class A special voting shares are legally issued and outstanding. Also explain why believe it is appropriate under US GAAP to present those shares as “deemed cancelled” and why it is appropriate under US GAAP to present the additional 25 million common shares as “deemed issued.” That is, explain why your assumption about conversion is appropriate for presentation purposes under US GAAP. Your support in US GAAP should be specific.

On August 11, 2006, the Company entered into a Share Exchange Agreement with 6544797 Canada Ltd., a Canadian corporation and wholly-owned subsidiary of the Company (the “Purchaser”), Americas Wind Energy Inc., a private Ontario corporation (“Priveco”), and the former shareholders of Priveco.

The closing of the transactions contemplated in the Share Exchange Agreement and the acquisition of all of the issued and outstanding common stock of Priveco occurred on August 11, 2006. In accordance with the closing of the Share Exchange Agreement, the Company:

(a)	caused the Purchaser to issue 30,000,000 class A preference shares of the Purchaser, giving the right to acquire 30,000,000 common shares of the Company, to the former shareholders of Priveco; and

(b)	issued 30,000,000 class A special voting shares of the Company, to the former shareholders of Priveco,

in exchange for the requisition by the Company of all of the 130,000 issued and outstanding common shares of Priveco. As of July 31, 2007, there were 25,000,000 class A preference shares of the Purchaser issued and outstanding and 25,000,000 class A special voting shares of the Company issued and outstanding.

The 25,000,000 class A special voting shares are legally issued and outstanding. For financial statement presentation purposes only, the 25,000,000 class A preferred shares of the Purchaser were presented as having been converted into 25,000,000 common shares of the Company and the 25,000,000 class A special voting shares of the Company were presented as having been cancelled to more accurately reflect the substance of the reverse merger transaction

The purpose for the structure of the share exchange agreement was to ensure that the transaction does not trigger a taxable event, within Canada. When a Canadian entity engages in a share transaction with a US entity (which was Northwest Passage Ventures, Ltd.), there would be deemed disposition of shares. Holders of class A preferred shares of 6544797 Canada Ltd. have a right to convert them to common shares of the Company.

To accurately reflect the substance of the transaction, in accordance with the recommendations in EITF 00-18 paragraph 2 the equity instruments are considered to be issued for accounting purposes, the class A special voting shares were shown as “deemed cancelled.”

Note 1. Organization, Development Stage Activities, Reverse Merger Transaction and Going Concern

Going Concern Assumption, page F-8

7.

In future filings please revise this note and MD&A to provide details of your specific plan of operations, including plans to fully develop planned products and services, plans to generate sufficient liquidity, financing needs and expected sources of this financing. The discussion should also contain appropriate and prominent disclosure of your financial difficulties and viable plans to overcome these difficulties and resolve the doubts about your continued existence. Refer to FRC 607.02.

The Company has reviewed FRC 607.02. Future filings by the Company will include details of the Company’s specific plan of operations, including plans to fully develop planned products and services, plans to generate sufficient liquidity, financing needs and expected sources of this financing. The Company’s Plan of Operations is as follows:

Our AWE 900 kW wind turbine is an advanced design direct drive wind turbine. The direct drive feature means that the generator is driven directly by the rotor on which the blades are mounted. The generator therefore, turns at the same speed as the blades. No main drive gear is required in this design which we believe is an improvement over the vast majority of wind turbines installed, since the main drive gear in other wind turbines is the major source of wind turbine problems and failures. Fewer failures mean lower operating costs and better financial returns for the owner.

This design has recently been upgraded from 750 kW to 900 kW and future developments will be minor modifications since this size seems to fit ideally with our target market of medium size projects.

Our target market is medium size applications which are small developers, farms and ranches, industrials, educational institutions and community wind projects. We believe this market is growing and has strong government support.

Our competition includes other wind turbine manufacturers focused on similarly sized applications. The major wind turbine suppliers concentrate on major projects.

The market in the United States is covered directly by our personnel and by a range of agents, who not only provide leads in their area but also provide a range of other services to wind turbine manufacturers. Through these networks we have managed to build up a pipeline of active projects and generate interest from potential customers.

In the Canadian market we are seeking to provide sales to community based projects, provide manufacturing capacity and local content. We plan to engage third parties to assist us with identifying potential customers.

In Mexico we have been working to indentify sales contacts and support for local content. We have identified potential customers and plan to keep them informed of our products and capabilities.

Our ability to continue our operations is contingent upon our ability to secure debt and/or equity financing, and attain profitable operations. Management believes that we may be close to finalizing the terms of a financing in the near future. However, there is no assurance that we will be able to obtain any such financing on terms that are acceptable to us.

Note 2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-11

8.

To help us understand your business and revenue recognition model, in a written response, please explain the typical nature, terms and steps involved in completion of a sales arrangement with a customer. In that regard, please describe:

  The process of acquiring and installing wind turbine systems, including a timeline of typical steps involved,

  The extent of assembly effort for equipment and the system as a whole, including who performs those steps,

  When title passes for equipment,

  Billing and payment arrangements,

  Refund and return provisions,

  Customer acceptance provisions, and

  Warranties and post-installation obligations.

Your written response should fully explain the steps you undertake to complete the contractual arrangements through which you generate revenue.

The process of acquiring and installing a wind turbine system is comprised of the following steps:

(a)	The Company and the customer agree on terms and conditions and sign a contract.

(b)

To establish supply of the wind turbines, the Company places an order for major wind turbine components with suppliers, based on order specifications from the customer. The time of supply of these components varies, but it generally takes suppliers from 10 to 12 months to build the components ordered from them. Even though an order may be placed for more than one wind turbine, each wind turbine is individually inspected, shipped and commissioned.

(c)	The Company performs a Quality Control inspection on each of the components prior to shipment from the factory.

(d)	The Company is responsible for transportation to the customer’s site. This is usually via sea and rail or truck transport. Transport takes from 2 to 4 weeks.

(e)

The wind turbine is then erected at the customer’s site. This is usually the customer’s responsibility and is sub-contracted by the customer to a competent erection company that has the crane capacity to do the job. This takes a few days to a week. The Company supervises this process of erecting and cabling the wind turbine. The Company’s supervision includes ensuring that: all components of that wind turbine arrived and are in good shape, the components are ready to be erected, the crane is in proper position and everything is ready to go. The lifting process is supervised.

(f)

The wiring and cable connection of the nacelle and converter and the interconnection to the grid takes place next. This typically takes three or four days. The Company may hire subcontractors to do the above wiring and cabling or, per the contract, this may be the responsibility of the customer. In either case, the Company supervises the work.

(g)

The final step in starting the wind turbine is commissioning. Commissioning involves turning on power to the wind turbine, a step-by-step initialization of each electrical circuit and making sure that it is operating satisfactorily and delivering power to the grid. This may take up to a week. The Company is responsible for doing this work and overseeing each step, ensuring all communication is working and that the wind turbine is delivering power to the grid.

(h)

Delivery of power to the grid normally completes the customer’s acceptance requirements. When title passes to the customer is negotiated for each contract. It can be upon arrival at site, upon completion of erection or after commissioning.

Payment terms are generally as follows: (a) a down payment or 25% of contract price in the first month of the contract, (b) 50% on delivery from the suppliers’ factories, (c) 15% on arrival at site, and (d) 10% on commissioning.

There are no refund or return provisions.

Warranties are generally for two years and include parts and labor. The amount of warranty to be expensed upon commissioning is minimal because all of the suppliers have at least a two-year warranty on their components, and therefore there is very little exposure for costs relating directly to the components themselves. There are normally no other post-installation obligations.

The Company performs the majority of the work upon the delivery of the equipment to the customer’s site and commissioning of the wind turbine. When commissioning is complete, revenue is recognized, because:

(a)	a binding contract with the customer exists for each wind turbine;

(b)	delivery is complete;

(c)	the contract stipulates the agreed-upon price;

(d)	There are minimal collection issues because the Company has received 90% of the price at this point in time; and

(e)

the Company has completed all of its contractual obligations (except for warranty on the wind turbine), including delivery to the customer and has provided a fully commissioned and operating wind turbine.

9.

You disclose that you recognize revenue from the sale of wind turbines on a completed contract basis, which approximates the percentage-of-completion method. Tell us why you believe that it is appropriate to apply contact accounting for our sales arrangements. In that regard:

  Describe your consideration of paragraphs 12 through 14 of SOP 81-1, including why you believe the products you sell and install are not produced in a “standard manufacturing operation.” Explain the extent to which wind turbine products are customized and the extent to which specifications are provided by the customer.

  Explain why you believe that your sales arrangements should not be accounted for and presented in your financial statements under the general principals of SAB 104 for standard equipment delivered and installed at a customer location.

  Explain your consideration of multiple-element accounting under EITF 00-21.

The Company applies contract accounting for its sales arrangements for the following reasons:

(a)	Consideration of SOP 81,-1, paragraphs 12-14:

SOP 81-1, paragraph 12:

  Sales of wind turbines are negotiated via binding agreements between the Company and the customer, and are subject to customer’s specifications. The customer normally provides the Company with the specifics on the wind conditions in their area, the transmission inter-connection requirements and any other site requirements. Taking these into consideration, the Company supplies a wind turbine in accordance with the customer’s specifications by meeting the grid specifications, by adjusting and customizing control parameters, delivering the required tower height and blade size.

  Contracts are legally enforceable and usually span between 12 and 14 months.

  The contract requirements include designing, manufacturing, delivering the completed wind turbine to the customer and commissioning (please see response to comment number 8, above).

SOP 81-1, paragraph 13:

  The Company’s contracts fall under this section (SOP 81-1, paragraph 13) as contracts to design, develop, manufacture, or modify complex electronic equipment to a buyer’s specification.

SOP 81-1, paragraph 14:

  The Company’s contracts do not fall under this section (SOP 81-1, paragraph 14) for the following reasons:

  given that wind turbines are produced to the customer’s specifications and the fact that the Company does not manufacture wind turbine components (i.e. they do not manufacture the components of the finished wind turbine. A typical sale involves making a sale of one or more wind turbines and then to procure the components meeting the contract specifications, deliver them to the site, and then oversee their erection and commissioning), the wind turbines are not produced in a standard manufacturing operation;

  the Company’s contracts are not to provide goods from inventory, as the Company does not hold finished product inventory, nor are the wind turbines from homogenous continuing production over a period of time (products are customer-specific, there is no continuous production);

  wind turbines are not part of a program. Demand for wind turbines is on a unit-by-unit basis for the particular project requirements;

  the Company’s contracts are not service contracts. Rather they are to deliver a product; and

  The Company’s contracts are planned to earn a profit.

(b)	In terms of SAB 104, it relates to the general revenue recognition principles and would only apply if we did not follow SOP 81-1. Given that the Company follows SOP 81-1, SAB 104 is not applicable.

(c)	SOP 81-1 is considered to be higher level literature and provides separation and allocation guidance for deliverables within its scope, accordingly EITF 00-21 would not be applicable.

Note 4. Costs and Billings on Uncompleted Contracts, page F-17

10.	Tell us what you consider to be contract costs as included in the captions “costs incurred on uncompleted contract.” Please be specific. Please also disclose in future filings.

Contract costs, as included in the captions “costs incurred on uncompleted contract”, consist of the following items:

  Raw materials and components;

  Shipping;

  Agent fees;

  Labor;

  Installation; and

  Inspection, electric and brokerage.

Raw materials and components	$1,803,285
Shipping	137,687
Agent fees	27,905
Labor	11,582
Installation	7,969
Inspection, electric and brokerage	1,352
TOTAL	$1,989,780

These will be disclosed in future filings.

11.

We see that you reported a “gross loss” in each year in which you reported revenues. Please tell us why you generated losses on those contracts; and, in light of those losses, tell us how you evaluated contracts in process for losses that should be accrued in advance of completion. Tell us about any actual losses accrued or explain why none are necessary.

The Company generated losses because cost of sales exceeded revenue on such contracts, as described in response to comment number 1 above.

The Company has reviewed all of the contracts in progress and after considering the increasing component prices (as explained in response to comment number 1 above) and fluctuations in exchange rates, the Company does not believe that there will be losses on these contracts. As such, the Company believes that no accrual of losses at July 31, 2007 is necessary.

Note 5. Investment in Emergya Wind Technologies B.V. Inc., page F-18

12.

Tell us whether the purchaser of the shares in EWT was a shareholder in your business at the time of the transaction. If so, in response to this comment identify the individual and the extent of their ownership interest in your company. As a related matter, tell us and in future filings disclose how the sales price was determined.

The purchaser of the shares in EWT was not a shareholder of the Company at the time of the transaction. The sales price was negotiated as an arm’s length transaction between the purchaser and EWT management and approved by all the shareholders of EWT.

Note 7. Intangible Asset, page F-18

13.

We see that the technology license agreement was assigned an indefinite useful life. It is unusual for a technology related intangible to be assigned an indefinite useful life. Accordingly, please fully describe the basis in US GAAP for your conclusion. Your response should fully describe your consideration of each of the factors listed in paragraph 11 of SFAS 142 to be accounted for as an indefinite lived asset.

In accordance with SFAS 142, paragraph 11, the Company has treated the technology intangible asset as one with an indefinite life for the following reasons:

(a)

the expected use of the intangible asset by the entity is for an indefinite period of time and as long as the Company continues to sell wind turbines. All of the Company’s sales are of turbines that are based on this license. Therefore, if the license is sold or revoked, the Company will not be able to generate any revenue;

(b)

the Company expects to sell wind turbines for the indefinite future, as there are currently high barriers of entry into the industry given the: (i) high capital investments necessary for technology, (ii) the limited local technical capacity and industry experience, and (iii) the difficulty of obtaining intellectual property rights due to a major disincentive for leading wind turbine manufacturers to license proprietary information to companies that could become competitors;

(c)	there are no significant legal, regulatory, or contractual provisions that may limit the license’s useful life;

(d)	the license agreement has an indefinite life, provided that the Licensee (i.e. the Company) and Licensor perform all of their obligations. There is no need for renewal or extension;

(e)

The demand for the Company’s products is strong as indicated by the sale that took place during 2007 and the other three turbines that are currently being built for clients. Furthermore, a backlog currently exists in the industry and as a result the demand for turbines exceeds supply. The competition in Medium Capacity Wind Turbines niche (i.e. wind turbines in the size range of 600kW – 1MW) of the market is currently low. Further, as discussed in (b) above, there are high barriers of entry into the industry, thus future competition is expected remain the same. There are no other known or expected technological advancements or legislative actions which may result in the wind turbines becoming obsolete or a significant decline in demand for wind turbines; and

(f)

no significant maintenance expenditures are required to obtain the expected cash flows from the asset. The Licensee (i.e. the Company) is expected to “upkeep and to maintain through regular updates and upgrades and improvements the Goods such that the Goods will be saleable”. Goods are defined as “The Medium Capacity Wind Turbines of Licensor, including but not limited to the LW50, LW52 and LW58 wind turbines and all related developments.”

14.

As a related matter, tell us whether there are underlying patents and the lives of those patents. Also please describe the nature and extent of other legal protections that would be barriers to entry to your planed business.

There are no underlying patents on the technology license from EWT.

The technology is complicated and leading turbine manufacturers are becoming larger and encompassing more global market share through mergers and acquisitions. Larger companies are providing better quality assurance to customers through reputation and ability to offer multi-year service contracts. New entrants will need to compete against large, well known companies.

Limited local technical capacity and industry experience makes quality control a challenge for companies entering the wind sector, as either turbine or component suppliers.

Technological innovation in the wind industry is currently being pushed by the desire to develop larger onshore and offshore wind turbine technology, reduce costs, increase efficiency, and improve grid interactions. These continuous advancements create a barrier to new entrants that may struggle to catch up to the best available technology turbine manufacturers.

Additionally, intellectual property rights have served as barriers to entry in several markets. Although the acquisition of technology from overseas companies is one of the easiest ways for a new wind company to quickly obtain advanced international technology and begin manufacturing turbines, there is a major disincentive for leading wind turbine manufacturers to license proprietary information to companies that could become competitors.

Note 10. Due to Investors, page F-19

15.	You indicate that the short term loans were converted to equity. Please tell us where that conversion is presented on the statement of stockholders’ equity.

The converted equity is included in “Issuance of shares in relation to private placement for cash” line in the Statement of Stockholders’ Equity (Deficit). Please also see Note 12(f) to the financial statements for the year ended July 31, 2007.

Note 12. Capital Stock, page F-20

16.

Please revise future filings to disclose how you valued the stock purchase warrants issued in connection with the private placement on August 11, 2006. In addition, please describe how you valued the 250,000 compensation options issued on the same day. Please describe the methods, models and assumptions.

As applicable, future filings by the Company will include disclosure in relation to how the stock purchase warrants were valued in connection with the private placement on August 11, 2006.

The 250,000 compensation options issued on August 11, 2006 were valued using the Black-Scholes Option Pricing Model and with the following assumptions:

(a)	Stock price of $1;

(b)	Exercise Price of $1.5;

(c)	Expected Life in Years of 2;

(d)	Expected volatility of 48%; and

(e)	Discount rate of 4.5%.

The 250,000 compensation options issued on August 11, 2006 were for services rendered in getting the financing at the price of the shares purchased in that financing, per the agreement with the broker.

17.

If the special voting shares are legally issued and outstanding in a written response and in future filings, please describe all significant terms and provisions of those shares. Clarify how they differ from your other common shares.

The Company authorized to issue 100,000,000 common shares with a par value of $0.0001 per share and 30,000,000 class A special voting shares.

The common shares have the following rights and restrictions:

(a)	holders of common shares are entitled to one vote for each share that they own at any shareholders' meeting;

(b)	holders of common shares are entitled to receive such dividends as may be declared by our board of directors out of funds legally available;

(c)	upon liquidation, holders of common shares are entitled to participate pro-rata in a distribution of assets available for such distribution to shareholders; and

(d)	there are no conversion, pre-emptive, or other subscription rights or privileges with respect to any common shares.

The class A special voting shares have the following rights and restrictions:

(a)	each holder of class A special voting shares will be entitled to exercise, at all meetings of the shareholders of the corporation, one vote for each class A special voting share held by such holder;

(b)	holders of class A special voting shares shall have no rights to participate in any return of capital of the corporation on a liquidation or otherwise; and

(c)	class A special voting shares carry no right to receive dividends.

Future filings by the Company referring to the rights and restrictions will include the disclosure in respect of the class A special voting shares set forth above.

Note 18. Comparative Figures and Correction of an Error, page F-24

18.

We see that you recorded an adjustment of $105,877 from other comprehensive loss to income for the year ended July 31, 2005. Please tell us why the financial statements should not be restated and include all of the disclosures required by APB 20.

The error in question relates to the private operating company Americas Wind Energy Inc. and not Americas Wind Energy Corporation (i.e. the Company) for which these statements are presented. It was considered that since the previously issued financial statements of Americas Wind Energy Corporation, a public shell company did not contain an error the restatement disclosure of FAS 154 and APB. 20 did not apply. That being said, it was important that management disclose that the pre-reverse take over financial statements of the private operating company Americas Wind Energy Inc., contained an error for which its figures become present in the financial statements of the Company.

It was also considered that since the error had no effect on the 2007 and 2006 financial balance sheet or income statement and EPS that no additional disclosure would be required to be useful to a user of the financial statements.

Item 8A. Controls and Procedures, page 28

19.	In future filings, please revise the disclosure concerning changes in internal control over financial reporting to disclosure any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language of amended Item 308(c) of Regulation S-K.

Future filings by the Company in respect of Item 308(c) of Regulation S-K will include the following:

We have made no change in our internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

***

We look forward to any further comments you may have in regard to the amended Form 10-KSB or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3118.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/vxd

cc: Harold C.F. Dickout